UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36725

Atlas Energy Group, LLC

(Exact name of registrant as specified in its charter)

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

(412) 489-0006

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units representing limited liability company interests

(Title of each class of securities covered by this Form)

Common Units representing limited liability company interests*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Units representing limited liability company interests: 250

*

The Registrant is filing this Form 15 to terminate the registration of its Common Units under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”); however, this Form 15 does not terminate the Registrant’s duty to file reports under Section 15(d) of the Exchange Act.

Pursuant to the requirements of the Exchange Act, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 10, 2018

Atlas Energy Group, LLC

By:	/s/ Jeffrey M. Slotterback
Name: Jeffrey M. Slotterback
Title: Chief Financial Officer